VIA EDGAR

January 21, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated December 17, 2008 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 29, 2008
File No. 001-16565
Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 0000-23255

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2008 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008, filed on September 29, 2008, and proxy statement on Schedule 14A filed November 4, 2008.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 31

Performance Graph, page 33

1.              Please disclose in a footnote or in another appropriate place the companies that comprise your peer group. Please see Instruction 5 to Item 201(e) of Regulation S-K.

In response to the Staff’s comment, in future filings the Company will disclose in a footnote the companies that comprise its peer group in accordance with Instruction 5 to Item 201(e) of Regulation S-K.

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 37

2.              You disclose in the description of your business that you believe your business has grown as a result of acquisitions, increases in the overall volume in the salvage car market, increases in the amount of revenue generated per sales transaction resulting from increases in gross selling prices and the addition of value added services for both buyers and sellers and the growth in non-insurance company sellers. You also disclose various risks and uncertainties related to operating risks. Yet, it does not appear that you have provided an assessment of these trends and uncertainties in your discussion and analysis to enable a reader to ascertain the likelihood that past performance is indicative of future performance. In addition, it does not appear that you have identified and provided a discussion and analysis of the key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the business and results of operations through the eyes of management. Please revise your discussion and analysis to describe known trends and/or uncertainties that have had or that are reasonably likely to have a material impact on revenues or income from operations. Please also provide a discussion and analysis of the key variables and other factors necessary for an understanding of revenues and operating results. For example, consider providing operating data regarding the volume of vehicle sales and revenues per sales transaction in the North American and UK markets for each year and describe the extent to which increases in same stores in North America are attributable to increases in prices or to increases in volume or amount of goods or services sold, or the introduction of new value added services. Similar enhancements should be made to your discussions and analysis of operating expenses for each year. Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

In response to the Staff’s comment, in future filings the Company will disclose in Management’s Discussion & Analysis (MD&A) the principal trends and uncertainties known to management to have had, or that management believes are reasonably likely to have in the future, a material impact on the Company’s results of operations. Naturally, trends identified in MD&A would not be exclusive, and the Company would continue to identify other trends and uncertainties in its risk factor disclosure.

The Company supplementally informs the Staff that management has identified four primary trends that it believes are currently having or that could in the future have a material impact on revenue or income from operations: commodity pricing, used car pricing, foreign currency exchange rates and accident frequency.

The Company believes that commodity pricing, particularly the per ton price for crushed car bodies, has an impact on the ultimate selling price of vehicles sold for scrap and vehicles to be dismantled.  Subsequent to harvesting the valuable car parts by a dismantler, the carcass of the car will often be sold for scrap. Because a portion of our revenue is based to some extent on the selling price of the vehicle, fluctuations in the average selling price may lead to variations in revenue.

The Company believes that used car pricing has an impact on the ultimate selling price of those vehicles that are purchased for retail sale.  Management believes that decreases in the overall used car pricing will tend to reduce the resale value of vehicles that Copart processes and reduce the amount that buyers will pay at auction.

The Company believes that fluctuations in foreign currency exchange rates may have an impact on those cars being purchased for export as, for example, a stronger dollar increases the purchase price paid in our international buyer’s local currency and may lead to a reduction in the ultimate selling price of a vehicle.

The Company cannot know which cars are purchased for scrap, dismantling, resale or for export. Accordingly, the Company cannot quantify the specific impact that fluctuations in commodity pricing, used car pricing and foreign currency exchange rates have on the selling price of vehicles and on the Company’s revenue.

In addition, the Company believes that fluctuations in accident frequency may have a material impact on the number of units sold on behalf of insurance companies since vehicles that are salvaged as a result of a collision or other type of accident are the primary source of vehicles sold. Accident frequency can be correlated, in part, with weather conditions. The Company is not aware of a source of information reported on a contemporaneous basis that would allow the Company to quantify the impact that fluctuations in accident frequency have had or could have on the Company’s revenue or consolidated results of operations.

Further, the Company will in future periods, pursuant to Item 303(a)(3)(iii) of Regulation S-K, provide a narrative discussion of the extent to which changes in revenue are attributable to changes in prices or to changes in volume or to the introduction of new services. Similar enhancements will be made to the Company’s discussion and analysis of operating expenses in future periods.

Liquidity and Capital Resources, page 40

3.              Please expand this section to discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity decreasing or increasing in any material way and provide additional information about the variability and certainty of cash flows. Also identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets. In addition, describe material commitments for capital expenditures as of the end of the year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a) of Regulation S-K and the Commission’s

Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, in future filings the Company will disclose under the caption Liquidity and Capital Resources the principal trends and uncertainties known to management to have had, or that management believes are reasonably likely to have in the future, a material impact on the Company’s liquidity.  The Company will also identify and describe principal internal or external sources of liquidity and material unused sources of liquid assets.  Finally, to the extent applicable, the Company will describe material commitments for capital expenditures, indicate the general purpose of the commitments, and the anticipated source of funds.

The Company supplementally advises the Staff that, historically, the principal operational factor influencing the Company’s liquidity has been seasonality.  Specifically, during the winter months, the Company has historically experienced higher inventories as a result of increased weather-related accident rates, and this trend tends to result in the consumption of working capital.  Subsequently, during the spring and summer, the Company’s working capital position tends to improve as inventories are liquidated and converted to cash.  The Company notes that it currently includes disclosure about seasonality in the Liquidity and Capital Resources sections of its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q.  Other principal factors that could affect the Company’s liquidity consist of the same factors that would be expected to have an impact on the Company’s revenues and operating results, including the factors described in response to Comment 2 above and the factors discussed in the Company’s risk factor disclosure.  In future filings, the Company will include additional disclosure under Liquidity and Capital Resources, noting that factors affecting the Company’s consolidated operating results, such as those discussed above and under the risk factors caption, would also be expected to have an impact on liquidity.

As noted in the Company’s current disclosure, the Company’s principal source of liquidity is existing cash and short-term investment balances and cash generated by operations.  From time to time in the past, the Company has raised money through equity or debt financings but has not raised any material amounts of cash through sales of equity securities since 2001.  The Company did recently enter into a $200 million revolving credit facility with Bank of America, N.A., which is described in the Company’s current filings.  The Company will continue to include in Liquidity and Capital Resources disclosure concerning the facility, including a discussion of debt covenants and potential limitations of the credit facility.  As of July 31, 2008, no amounts were outstanding under the Bank of America credit facility.

As indicated, the Company will make appropriate disclosure of material commitments for capital expenditures.  The Company notes, however, that it had no material outstanding commitments for capital expenditures as of July 31, 2008.

Contractual Obligations, page 43

4.              Please disclose whether operating lease obligations include insurance, taxes, maintenance and other costs required by operating lease agreements. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, in future filings the Company will disclose whether operating lease obligations include insurance, taxes, maintenance and other costs required by operating lease agreements.  In addition we will expand the footnote to provide a context for the readers to understand the impact on such costs on our operating lease obligations.

Proposed Footnote Language

The Company leases certain domestic and foreign facilities, and certain equipment under noncancelable operating leases. In addition to the minimum future lease commitments presented, the leases generally require the Company to pay property taxes, insurance, maintenance and repair costs which are not included in the table because the Company has determined these items are not material.

Critical Accounting Policies and Estimates, page 44

5.              Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the

Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, in future filings the Company will revise its disclosure on critical accounting assumptions and estimates to more fully comply with Item 303(a)(3)(ii) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and not simply duplicate the accounting policies disclosed in the notes to the financial statements.  The Company has provided updated language below for income taxes and retained insurance liabilities as examples of the types of revisions that will be made in future periods.

Example 1:

Income Taxes and Deferred Tax Assets

We account for income taxes in accordance with SFAS No.109 Accounting for Income Taxes. We are subject to income taxes in the US, Canada and UK. In arriving at a provision for income taxes, we first calculate taxes payable in accordance with the prevailing tax laws in the jurisdictions which we operate; we then analyze the timing differences between the financial reporting and tax bases of our assets and liabilities, such as various accruals, depreciation and amortization. The tax effects of the timing difference are presented as deferred tax assets and liabilities in the consolidated balance sheet. We assess the possibility that the deferred tax assets will be realized based on our ability in generating future taxable income. In the event that it is more likely than not the full benefit would not be realized from the deferred tax assets we carry on our consolidated balance sheet, a valuation allowance is to be established. As of July 31 2008, we had approximately $0.6 million of valuation allowance arising from the net operating losses in states where we had withdrawn our operations in prior years. To the extent we establish a valuation allowance or change the amount of valuation allowance in a period, we reflect the change with a corresponding increase or decrease in our income tax provision in the consolidated statements of income.

Historically, our income taxes have been sufficiently provided to cover our actual income tax liabilities among the jurisdictions we operate in. Nonetheless, our future effective tax rate could still be adversely affected by the following factors, including the geographical allocation of our future earnings, the change in tax laws or our interpretation of tax laws, the changes in governing regulations and accounting principles, the changes in the valuation of our deferred tax assets and liabilities and the outcome of the income tax examinations. As a result, we routinely assess the possibilities of material changes resulting from the aforementioned factors to determine the adequacy of our income tax provision.

Effective August 1, 2008, we adopted Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest Settlement of any particular position could require the use of cash. In addition, we are subject to the continuous examination of our income tax returns by various taxing authorities including the Internal Revenue Service and US states. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income taxes provision.

Example 2:

Retained Insurance Liabilities

We are partially self-insured for certain losses related to medical, general liability, workers’ compensation and auto liability. Our insurance policies are subject to a $250,000 deductible per claim with the exception of our medical policy which is $150,000 per claim.  In addition, each of our policies contains an aggregate stop loss which limits our ultimate exposure.  Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. The primary estimates used in the actuarial analysis include total payroll and revenue.  Our estimates have not materially fluctuated from actual results.   While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations or cash flows could be impacted.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

6.              On page 47 you state that “[a]s the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows, but would not materially impact the fair market value of the related underlying instruments.” Please clarify if you consider the potential impact on your interest income and cash flows from a potential change in interest rates to be material. If the impact is material, please disclose the information regarding this market risk required under Item 305(a) and (b) of Regulation S-K. If you do not believe you are required to disclose this information, please advise why you believe you are not required to disclose it.

The Company supplementally informs that Staff that during the year the Company maintained an average cash balance of $109.7 million on which the Company generated an average yield of 3.85%.  Accordingly, management believes that a 10% change in our average yield would not have a material impact on net income and operating cash flows.  We will disclose this in future filings.

7.              On page 47 you indicated that you have exposure to foreign currency transactions gains and losses arising from the translation of the assets and liabilities of your Canadian and U.K. subsidiaries to U.S. dollars during consolidation. Please discuss what actions you take, if any, to mitigate this particular market risk or advise why you believe you are not required to disclose it. Please refer to Item 305(b) of Regulation S-K.

The Company supplementally informs the Staff that the Company currently takes no action to mitigate our exposure to foreign currency transactions gains and losses arising from the translation of the assets and liabilities of our Canadian and UK subsidiaries to US dollars during consolidation, as disclosed in Item 7A, Quantitative and Qualitative Disclosures about Market Risk.   The Company will disclose in future filings any changes to our risk mitigation practices related to foreign currency exchange rates.

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Foreign Currency translation, page 64

8.              Please tell us, and disclose if material, the aggregate transaction gain or loss included in determining net income for each year presented. Please refer to paragraph 30 of SFAS 52.

The Company supplementally informs the Staff that the aggregate amounts of loss from foreign currency translation included in determining net income were $36,000 in 2008 and less than $1,000 in each 2007 and 2006.  These amounts are immaterial and, accordingly, were not separately disclosed in the financial statements or footnotes. The Company will disclose in future filings, if material, the aggregate transaction gain or loss in determining net income.

Revenue Recognition, page 65

9.              Please separately state net revenues from vehicle sales, remarketing services and other sources, such as annual registration fees, on the face of the consolidated statements of income. Please also separately state costs and expenses applicable to vehicle sales, remarketing services and other revenue sources. Refer to Rule 5-03(b) of Regulation S-X. Please note that income, and related costs and expense, from each class described in Rule 5-03(b) of Regulation S-X which is less than 10 percent of total revenues may be combined. Please show us what your revised disclosure would look like for each year presented and tell us the classes combined pursuant to Rule 5-03(b).

The Company’s revenues are principally generated through the remarketing of vehicles on behalf of sellers or, in some cases, for the Company’s own account though the Company’s internet selling platform Virtual Bidding Second Generation (VB(2)).  Whether vehicles are remarketed on behalf of sellers or on our account, the receiving, recording and handling processes are identical for both types of vehicles. All vehicles are sold on the same Internet auction platform to the same buyers with the same terms and conditions.

Further, the Company’s obligation to purchase a vehicle does not arise until the insurance company finalizes settlement of the claim with its insured.  At this time, the vehicle is placed in the facility’s weekly auction and the vehicle becomes the property of the buyer at the time of the award to the high bidder at the time of the auction.

The Company has considered the requirement pursuant to rule 5-03(b) to separately present different classes of revenues and related costs on the Company’s statements of income.  Given the above considerations, the Company has determined that revenues recognized related to the remarketing of vehicles on behalf of sellers or the Company’s own account comprise a single class of revenues as the services provided and the processes implemented are identical for both types of transactions.

Other than the fees charged specifically for remarketing vehicles, there are no other classes of revenue that represent over 10% of total revenue.

10.       Please tell us the terms and conditions of the customer agreements related to vehicles purchased and remarketed on your own behalf through your auction process. Please specifically address terms and conditions with respect to delivery, transfer of title and assumption of the risks and rewards of ownership by customers. Also explain to us your rationale for recognizing revenue when a legal binding contract is formed upon high bid acceptance and your basis for concluding that delivery has occurred at that point. Refer to SAB Topic 13. In addition, please disclose the terms of the contracts that specify when customers take title to the vehicles and assume the risks and rewards of ownership.

The Company supplementally provides the Staff with the following information with respect to remarketing transactions between the Company and its buyers:

Please see key excerpts from the Company’s Buyer Terms and Conditions attached hereto as Exhibit 10-A which provide information related to delivery, transfer of title and assumption of the risks and rewards of ownership by customers.   In addition, please refer to the excerpts from the Company’s Revenue Recognition Policy attached hereto as Exhibit 10-B which set forth the underlying legal analysis with respect to (i) creation of a legally binding contract, (ii) transfer of risk, and (iii) the Company’s responsibility as bailee.

The Company has considered the guidance in SAB Topic 13 specifically as it relates to delivery, transfer of title and the assumption of the risks and rewards of ownership by the buyer:

•                  Persuasive evidence of arrangement exists – Upon high bid acceptance, a binding agreement is established between the Company and the buyer.  This binding agreement stipulates the terms of the transaction including sales price and conveyance of rights and obligations.

•                  Delivery has occurred or services have been rendered - Under the terms of the Company’s agreement with a buyer, and pursuant to the legal analysis attached hereto as Exhibit 10-B, the buyer immediately takes valid title and risk of loss to the vehicle upon high bid acceptance with the buyers rights to the vehicle “As-Is, Where-Is”.  The buyer is responsible for picking up the vehicle from the Company’s facility, generally within four [4] business days from high bid acceptance.

•                  The seller’s price to the buyer is fixed or determinable – Upon high bid acceptance, the price at which the vehicle is being sold to the buyer has been determined.

•                  Collectibility is reasonably assured – The Company assesses the collectability of amounts due from buyers as transactions occur and, based on historical analyses regarding buyer non-performance, the Company has determined that collectability is reasonably assured upon high bid acceptance.

Based on the Company’s legal analysis (as described in the excerpt from the Company’s Revenue Recognition Policy attached hereto as Exhibit 10-B), the terms and conditions of the Company’s agreement with the buyer, and the Company’s considerations of the guidance contained in SAB Topic 13, the Company believes it has completed its obligations under the agreement with title, risk of loss, and the risks and rewards of ownership transferring to the buyer at the time of high bid acceptance.

11.       It appears from your disclosure in the fifth paragraph that post-sale services represent the undelivered item and that you are allocating consideration to post-sale services using the reverse residual method as opposed to using the residual method to allocate consideration to auction services, which appear to represent the delivered item. Please tell us why your measurement and allocation of consideration to sales services and post-sale services complies with paragraph 12 of EITF 00-21. In addition, clarify your disclosure as appropriate.

The Company explicitly states in its disclosure that “fees for the post-sale services are recognized upon successful completion of those services using the residual method.”  This method is mandated by paragraph 12 of EITF 00-21 which holds that:  If there is objective and reliable evidence of fair value (as discussed in paragraph 16) for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values (the relative fair value method), except as specified in paragraph 13. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s). The “reverse” residual method (that is, using a residual method to determine the fair value of an undelivered item) is not an acceptable method of allocating arrangement consideration to the separate units of accounting, except as described in paragraph 13.

The post-sale service provided by the Company is the loading of a vehicle on to the buyer’s transport.  This service’s fair value was established by objective and reliable evidence of fair value pursuant to paragraph 16 of EITF 00-21.

Note (10) Long-Term Debt, page 80

12.       We note that your Credit Facility contains restrictive covenants related to dividends, distributions and redemption of capital stock. As such, please disclose the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

The Company supplementally informs the Staff that although the Credit Facility contains restrictions with respect to investments, mergers and acquisitions, dividends and distributions and redemptions of capital stock, these restrictions become effective only after the Company’s debt to EBITDA ratio exceeds 1.0:1.0.  At July 31, 2008, the debt to EBITDA ratio was less than 1.0:1.0.  This information will be disclosed in future filings.

Note (14) Segments and Other Geographic Information, page 87

13.       Please tell us how you have determined that your operations are managed as one operating segment. In this regard, it appears that your U.S., Canada and United Kingdom operations may fit the definition of separate operating segments. Please ensure you tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Also, please tell us the basis of the structure of your organization and whether you have chosen to organize the business around differences in products and services or geographic areas. Please refer to paragraphs 10-15 of SFAS 131.

The Company was founded in 1982 by Willis J. Johnson, founder and CEO when he purchased a single salvage facility in California.  The Company continued to grow by acquiring and opening new salvage facilities.  From 1982 to 1994, Mr. Johnson added an additional 14 salvage facilities primarily on the West Coast.  In 1994, with 15 salvage facilities, the Company completed its initial public offering and continued to acquire additional salvage facilities in order to build a salvage company with national coverage to meet the demands of its vehicle suppliers, primarily national insurance companies, and its international buyer base.  The Company maintained, at the end of its fiscal year 2008, 131 facilities, or yards, in the U.S., 2 facilities in Canada and 10 facilities in the United Kingdom (UK), all of which were used for the storage, processing and remarketing of salvage vehicles.  All vehicles stored at these facilities are ultimately remarketed on behalf of the sellers, or in some cases for the Company’s own account, to similar buyers that consist principally of licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters.  The vehicle remarketing services are conducted through weekly auctions on the Company’s internet based selling platform Virtual Bidding Second Generation (VB2).  Prospective buyers from approximately 100 different countries have the ability to place bids on the Company’s weekly auctions.  Buyers have limited direct contact with the storage yards other than to pick up the vehicle purchased and, in some cases, to make payments.  All facilities utilize our internal management information system called “CAS”.  The CAS system requires the use of uniform processes and procedures at all locations.

As previously indicated, the Company has historically been very successful in growing its salvage business by adding additional locations in the United States.  The Company believes its UK and Canadian expansion is an extension of that strategy in a different geographical location. These additional locations provide Copart with the ability to gain additional supply of salvage vehicles from sellers to be remarketed on the Company’s VB2 internet auction platform.  Although the UK and Canadian yards are located internationally, these yards are managed and monitored by corporate executive management and operate under pre-existing Copart company policies and procedures.  In addition all yards provide similar vehicle remarketing services and use the same processes for storing and remarketing vehicles.

The Company determines its segment reporting in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), and has historically defined its operating segments using the “management approach” described in paragraph 4 of SFAS 131 based on the internal structure of the Company.  Each salvage yard is run by a general manager with oversight by regional managers who report to one of four Vice Presidents of Operations or, in the case of the UK, to a Managing Director, which is equivalent to the position of a Vice President of Operations in the U.S.  These five report to the Chief Operating Officer who in turn reports to the Executive Vice President.  The Executive Vice President reports to the President who reports to the CEO.  The CEO is the Company’s chief operating decision maker (CODM), as defined in SFAS 131 and as described below.

From fiscal 2004 through fiscal 2006, the Company reported two operating segments: the salvage operating segment and the Motors Auction Group (MAG) operating segment.  The MAG segment sold used cars via a live auction to the general public at 6 locations and had separate segment management that reported directly to the CODM.  Subsequent to disposing of its MAG operating segment during fiscal year 2006, the Company retained the salvage segment as its only operating segment.

The Company’s CEO is responsible for making decisions about resources to be allocated within the Company; as such he is the deemed the CODM in accordance with paragraph 12 of SFAS 131.  The Company maintains financial information that presents results of operations at the yard level. This data is used by the general manager, regional managers and the Chief Operating Officer for performance reviews.  The CODM receives and reviews financial information that presents the results of operations for the salvage segment on a consolidated basis and on a geographic basis, showing North America (U.S. and Canada) and the UK separately.  Balance sheet and cash flow information are presented to the CODM on a consolidated basis.  The Company notes that, while results of operations for both the North America and UK operations are discreetly provided to and reviewed by the CODM, the overall decision making for the allocation of resources is made for the salvage segment on a consolidated, rather than geographic, basis.  The Company determined that its segment reporting based on “products and services” (i.e., salvage vehicle remarketing services, and, formerly, its MAG operations), as described in paragraph 15 of SFAS 131, is the appropriate basis for its segment reporting and is consistent with the guidance contained in paragraphs 13 - 15 of SFAS 131 to address situations where more than one type of financial information is reviewed by the CODM.  In addition, the international buyer base (i.e. customers in 100 countries bid on the Company’s auctions using VB2), extensive integration of IT platforms, and common executive management shared by all Copart yards in North America and the UK further support the determination of a single operating segment for remarketing of salvage vehicles.

14.       We note that your revenues include, among others, vehicle sales, sales merchandising fees, transportation fees, buyer services fees and annual membership fees. Please disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required. If providing the information is impracticable, please disclose that fact. Please refer to paragraph 37 of SFAS 131.

The Company supplementally informs the Staff that it has one class of revenue: vehicle remarketing.  Items like transportation fees, sales merchandising fees and buyer service fees are all part of the process of remarketing cars on behalf of sellers or on the Company’s own account and are aggregated.  On a stand-alone basis, no service fee, other than remarketing transaction fees, represents more than 5% of total revenue and, in fact, transportation fees and annual registration fees represented 4.0% and 0.7% of total revenue in 2008, respectively.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

15.       Please discuss why the compensation committee determined that Mr. Johnson and Mr. Adair were the only named executive officers eligible to participate in your Executive Bonus Plan for the fiscal year 2008.  Also, please discuss eligibility requirements of the Executive Bonus Plan.  If no specific eligibility requirements exist, please discuss the factors that the compensation committee considers when deciding if someone is eligible to participate in the plan.

The Executive Bonus Plan (the “Plan”), as adopted by the Board of Directors and approved by the shareholders of the Company in 2005, is intended to permit the grant of awards that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (the “Code”).  Section 162(m) of the Code limits the tax deductibility of non-performance based compensation paid to our Chief Executive Officer and to each of the four most-highly compensated officers to $1 million per person, unless certain requirements are satisfied.  Under the terms of the Plan, the compensation committee has the sole discretion to select any employee of the Company or an Affiliate (as defined in the Plan) to participate in a performance period established under the Plan.  Because Mr. Johnson and Mr. Adair have historically been the only executive officers whose compensation approached the $1 million threshold under Section 162(m), the committee determined that Messrs. Johnson and Adair would be the only named executive officers eligible to participate in the Plan for 2008.

In response to the Staff’s comment, in applicable future filings, the Company intends to discuss the eligibility requirements of the Plan or, if none exist, the factors the compensation committee considers when deciding whether someone is eligible to participate in the Plan.

16.       In your “Compensation Discussion and Analysis” section, you indicate that you consider a named executive officer’s individual performance in setting compensation.  Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the individual elements of performance or contribution that you have taken into consideration.  For example, in the first paragraph on page 22 you indicate that the discretionary bonuses were based, in part, on individual and corporate performance.  Please discuss the specific elements of individual performance or contribution that you have taken into consideration.  See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, in future filings, the Company will provide additional disclosure concerning the process of structuring and implementing specific forms of compensation and the specific elements of performance and contribution that are taken into consideration.

The Company supplementally advises the Staff that as part of the Company’s annual goal-setting and performance measurement process, each executive officer proposes qualitative individual goals and objectives for the coming fiscal year that are intended to (i) promote continuing organizational and process improvements, and (ii) contribute to the financial strength of the Company.  These proposed goals are then reviewed with each executive officer and approved by the Company’s Chief Executive Officer, President and Executive Vice President. The Compensation Committee does not participate in the setting of qualitative goals and objectives for the executive officers.  Each officer’s goals are specifically tailored to his or her function and vary from year to year.  For example, for fiscal year 2008, Mr. Franklin’s individual performance goals related to his oversight of the finance, compliance, treasury and internal audit functions; Mr. Mitz’s individual performance goals related to improving operational efficiencies and business processes and the integration and expansion of our international operations; and Mr. Bauer’s individual performance goals focused on systems development and process improvement.

As described in the CD&A on page 18 in the section entitled “Role of Management and Outside Consultants in Compensation Process,” our CEO reviews the actual performance of the executive officers against their individual performance goals at the end of the applicable fiscal year and our CEO and President then recommend to the compensation committee adjustments to the executive officers’ base salaries, bonuses and equity awards, which then reviews the recommendations and makes a final determination..  Assessment of individual performance may include objective criteria, such as the execution of projects in a timely manner, but is largely subjective.  The compensation committee does not apply a pre-established formula to determine the extent to which our named executive officers achieve their individual performance goals.

17.       On page 19 you state that “[t]he compensation committee believes that a substantial portion of an executive officer’s compensation should be performance-based, whether in the form of cash bonus or equity compensation.”  Please expand your discussion to clarify your statement since it would appear all compensation would be based on performance.  If you are referring to incentive compensation, please discuss the basis for their belief.

In response to the Staff’s comment that all compensation appears to be based on performance, the Company will clarify its disclosure in future filings.  The Company does not believe, however, that all forms of compensation are performance based.  Specifically, base salaries are not paid contingent on performance although annual adjustments would take into consideration individual performance as well as “competitive factors . . . [and] our budget requirements”.  (See the last sentence of the first paragraph under the heading “Base Salary” on page 19 of our proxy statement.)  In addition, equity-based incentive grants are based in part on “competitive factors, the individual’s current level of compensation and equity participation, and the recommendation of our chief executive officer and president” in addition to performance.  (See the last sentence of the first paragraph on page 22 of our proxy statement.)

18.       In the last paragraph on page 19 you state that “[a]lthough the committee has historically not identified specific financial performance targets (except in connection with the Executive Bonus Plan, as discussed below), its annual analysis has focused on quantitative factors such as trends in our revenues and earnings per share.”  Please expand this section to discuss all the quantitative factors that you consider.

In response to the Staff’s comments, in future filings, the Company will provide expanded disclosure concerning the quantitative factors considered by the compensation committee in connection with making compensation determinations.

The Company supplementally advises the Staff that Copart’s Board of Directors reviews management’s detailed operating plan for each fiscal year.  As part of its annual determination of compensation levels for our executive officers, the compensation committee then reviews the Company’s actual results against the operating plan for the applicable fiscal year with a focus on revenue and earnings per share.  Please see the answer to question 19 below for additional information with respect to the compensation committee’s consideration of quantitative factors when determining whether the Company’s levels of executive compensation program are reasonable and appropriate.

19.       In the first full paragraph on page 20 you state “[t]he committee believes that growth in executive compensation at Copart has been appropriately correlated with the substantial growth in our business.”  Please expand this section to discuss the basis for the compensation committee’s belief.

In response to the Staff’s comments, in future filings, the Company will provide expanded disclosure concerning the correlation between growth in its business and increases in executive compensation, if such discussion is appropriate in the context of the compensation committee’s decisions related to the Company’s executive compensation program for the period covered by the CD&A.

The Company supplementally advises the Staff that as noted in the response to question 18 above, the compensation committee reviews the Company’s actual results against management’s operating plan for each fiscal year, with a focus on revenue and earnings per share.  While the compensation committee does not take a formulaic approach to setting compensation levels for our executive officers, the committee takes into consideration as part of its assessment whether or not the Company has met or exceeded its operating plan for a particular fiscal year when making its determinations of appropriate levels of executive compensation for that year.

Please see the following chart which (i) compares Copart’s fiscal year 2004 and 2008 revenues and earnings per share (diluted), and cash compensation paid to our Chief Executive Officer and President, and (ii) supports the assertion that growth in executive compensation has been “appropriately correlated” with the growth in the Company’s business, as measured by revenue and earnings per share:

Item	FY2004	FY2008	% increase
Revenue	$391 million	$784.8 million	100.7%
Earnings per share (diluted)	$0.86 per share	$1.75 per share	103.5%
Cash compensation of CEO	$1.21 million	$1.8 million	48.8%
Cash compensation of President	$838,500	$1.65 million	96.8%

20.       In the third full paragraph on page 21 you indicate that the compensation committee can establish target awards based on achievement of established goals including, but not limited to earnings per share, operating cash flow, operating income etc.  Please expand your discussion to discuss why the compensation committee selected revenue growth as its sole performance goal and please describe how this performance goal aligns the interests of executives and shareholders.  Also, please discuss how the compensation committee determined that a 5% revenue growth goal was an appropriate target beyond their determination that the attainment of such a goal would “ . . . require substantial management time and attention.”

In response to the Staff’s comments, in future filings, the Company will provide expanded disclosure concerning the compensation committee’s determinations with respect to performance goals.

The Company supplementally advises the Staff that management considers revenue a key metric when measuring Company performance.  Management uses increases or decreases in revenue to assess how well the Company is performing in four important areas:  (1) whether the Company has been successful in its efforts to expand its market; (2) whether the Company has been able to retain existing suppliers; (3) whether the Company has been able to successfully offer new products and services; and (4) whether the Company has been able to increase its revenue per transaction.  The compensation committee chose revenue growth as its sole performance measure under the Executive Bonus Plan because it believes revenue is the simplest measure to assess the success of both the Company’s business strategy and its operating efficiency.

The compensation committee and management believe that strong financial performance by Copart, on a sustained basis, is an effective means of enhancing long-term shareholder returns, and that revenue growth is one effective measure of the Company’s financial performance.

In response to the Staff’s comment asking for additional discussion supporting the choice of a performance goal of 5% revenue growth in North America, the Company directs the Staff to the last two sentences on page 20 of the CD&A which read in full as follows:  “In particular, with our acquisition of Universal Salvage plc in the UK, the geographic scope and complexity of our business expanded substantially.  In order to achieve the performance goals under the 2008 bonus plan, our executive officers were required to manage and grow our business in North America while at the same time integrating our recent UK acquisitions into our existing businesses, including our Internet auction business.”   The Company supplementally informs the Staff that, as disclosed in our Form 10-K for the fiscal year ended July 31, 2008, we had no experience operating outside of North America prior to our UK acquisition.  As a result, when setting the revenue target the compensation committee took into consideration substantial uncertainties related to the resources and management attention required to simultaneously and successfully expand our operations on an international scale and grow revenue in existing operations.

21.       Please discuss if you have any equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership), and any policies regarding hedging the economic risk of such ownership.  Please refer to Item 402(b)(xiii) of Regulation S-K.

In response to the Staff’s comments asking for disclosure of any equity or other security ownership requirements or guidelines, please see the second sentence of the last paragraph on page 21 of our proxy statement under the heading “Equity Incentive Plans” which reads in full as follows:  “We have not adopted any specific stock ownership guidelines for our executive officers or directors.” While the Company has not adopted any specific stock ownership guidelines for our executive officers or directors, the Company’s executive officers and directors do own a substantial portion of the Company’s common stock (28.8% as of October 16, 2008, as set forth in the table entitled “Security Ownership of Certain Beneficial Owners and Management” on page 11 of the proxy statement).

The Company has adopted a policy prohibiting any member of the Board of Directors, officer, employee, consultant or other person associated with Copart from trading in any interest or position relating to the future price of Copart securities, such as a put, call or short sale, or using Copart stock as collateral for margin loans.

The Company will disclose in applicable future filings any policies regarding hedging the economic risk of such ownership, in accordance with Item 402(b)(2)(xiii) of Regulation S-K.

***

Copart further acknowledges that:

•                  Copart is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Copart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (707) 639-5000 with any questions regarding the above.

Sincerely,

/s/ Paul A. Styer
Paul A. Styer
Senior Vice President and General Counsel

Exhibit 10-A

Excerpts from Buyer Terms and Conditions

1.               Risk of Loss.  Buyer takes full responsibility and assumes all risk of loss for all vehicles purchased from the time Copart accepts Buyer’s bid.  From and after acceptance of Buyer’s bid (for vehicles located at a Copart facility) Buyer acknowledges that Copart is acting as bailee of Buyer’s vehicle until such time as the vehicle is removed from Copart’s premises.  Buyer agrees that under the terms of the bailment, 1) Copart shall not be responsible for damage to or loss of the vehicle or parts thereof due to operational procedures in place at all Copart facilities, from acts of theft or vandalism, or acts of God; 2) Copart shall only be responsible for damage to or loss of the vehicle or parts thereof caused by the direct willful or grossly negligent act or omission of Copart; and 3) Copart shall not be responsible for any claim of damage made after the vehicle has left Copart’s premises regardless of whether Buyer, or any person on Buyer’s behalf such as Buyer’s agents, employees, or representatives, pick up the vehicle.  Once a vehicle is removed from Copart’s premises it is accepted AS-IS, and under no circumstances will Copart be liable for subsequent claims of damage or loss of any kind or nature whatsoever.  In the event Copart is responsible, damages shall be limited to the lesser of i) the amount of the diminution in value of the vehicle as reasonably estimated by Copart, or ii) the purchase price (in which case Buyer shall return the vehicle to Copart).  Copart may, in its sole discretion, resell the vehicle at a Copart sale, and the difference between the original sale price and the resale price shall be conclusive as to the amount of diminution of value, if any.

2.               All vehicles sold through Copart auctions are sold “AS-IS WHERE-IS,” WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY.  The term “Vehicles” shall mean all items posted for sale on Copart’s Website, including but not limited to cars, trucks, motorcycles, boats, jet skis, industrial equipment, homeowners salvage, trailers, RV’s, etc. Copart and its vehicle suppliers expressly disclaim the accuracy or completeness of any and all information provided to buyers regarding vehicles, whether provided in written, verbal, or digital image form (“Vehicle Information”).  Vehicle Information provided by Copart and its vehicle suppliers is for convenience only.  Buyers shall not rely on Vehicle Information in deciding whether or how much to bid on a vehicle offered for sale at a Copart auction.  Vehicle Information includes but is not limited to: year, make, model, condition, ACV, damage amount, damage type, drivability, accessories, mileage, odometer disclosures, vehicle identification number (“VIN”), title, repair history, title history, and total loss history.  Copart and its vehicle suppliers expressly disclaim any and all representations, warranties, and guarantees regarding vehicles sold at Copart auctions.  Copart does not guarantee that keys are available for any vehicle sold through Copart auctions, regardless of whether keys are present in online vehicle images, or were present in the vehicle prior to the time of purchase.

Certain jurisdictions permit vehicles to be sold with missing VIN plates, and as a result Copart does not guarantee that vehicles are equipped with any or all VIN plates. Copart does not guarantee that vehicles meet or can be modified to meet local emission and/or safety requirements. It is the sole responsibility of Buyer to ascertain, confirm, research, inspect, and/or investigate vehicles and any and all information regarding the type, condition, status, and history of vehicles prior to bidding on them.

3.               Relist Fees. In the event a vehicle is not paid for within the time specified by the Copart facility where the vehicle was sold, Buyer agrees that Copart may, in its sole and absolute discretion, cancel the sale, relist the vehicle for sale, and Buyer shall be responsible to pay a relist fee of the greater of $400.00 or 10% of Buyer’s bid, plus any collection costs, including court costs and reasonable attorney’s fees. Buyers causing excessive vehicles to be relisted are subject to suspension or revocation of their bidding privileges.

Exhibit 10-B

Excerpts from the Company’s Revenue Recognition Policy:

Buyer Sales Fee

Policy – Copart recognizes buyer sales fees at the time of the sale because:

1)                   The auction process creates a binding legal agreement between the buyer and the seller, the binding agreement being the product of Copart’s auction service (see below – Creation of Contract under Legal Analysis and Item 1 in Excerpts from Buyer Terms and Conditions).

2)                   At the time the gavel falls, risk of loss is transferred to the buyer (see below – Transfer of Risk under Legal Analysis).

5)                   Any cancellation of the transaction is at the sole discretion of Copart (see below – Item 3 in Excerpts from Buyer Terms and Conditions) and is done only to mitigate damages (See below – Item 1 in Excerpts from Buyer Terms and Conditions) that have arisen as a result of Copart’s responsibility as a bailee for the buyer after the auction is concluded (see below – Responsibility of Bailee under Legal Analysis).

Legal Analysis

Creation of Contract - When a vehicle is sold “without reserve” (also known as an “absolute auction”) at Copart, a contract between the seller and the buyer exists once the high bid is acknowledged on VB(2), as indicated by the “SOLD” message that is displayed when no higher bids are received. This is because in an auction held “without reserve,” the opening of bids by an auctioneer constitutes a firm offer to sell, as opposed to an invitation to make an offer. In an auction held “without reserve,” the seller promises to sell to the highest bidder; and mutual contingent assent is achieved when an offer is made, and each bid made is mutual assent between the seller and the respective bidder, contingent only on no higher bid being received; as each high bid is made, the previous contract is extinguished and a new contract based on mutual contingent assent comes into being, and at the point when no further bids are made, contingency in the last bid made is extinguished and the final contract in series of contingent contracts is established.  Pyles v. Goller, 109 Md. App. 71 (1996), cited in 7 AM. JUR. 2D Auctions and Auctioneers § 23 n.1 (2007).   At the time a contract is formed between a buyer and seller pursuant to the principles set forth above, a contract between the buyer and Copart is concurrently formed whereby the buyer agrees to pay Copart its buyers fees pursuant to Section IV(A) of the Copart Auto Auctions Buyer Terms and Conditions. In the event the buyer breaches his contract with the seller to purchase the vehicle and pay his buyer’s fees, Copart will have a claim for breach of contract against the buyer, pursuant to Section IV(D) of the Copart Auto Auctions Buyer Terms and Conditions.

Transfer of Risk - When the auctioneer “knocks down the goods” (e.g. the auction is concluded and high bid is accepted), title and risk immediately pass to the buyer, even though the seller refuses to permit the buyer to remove the goods until either the buyer pays the amount of his bid or gives security satisfactory to the seller (Lott v. Delmar 142 N.J. Eq. 298, 59 A.2d 832).  Lott v. Delmar, 142 N.J. Eq. 298, 59 A.2d 832 (1948). Finally, UCC  § 2-509(b)(2) (2005)  provides that where the goods are held by a bailee to be delivered without being moved, the risk of loss passes to the buyer on acknowledgment by the bailee of the buyer’s right to possession of the goods (as evidenced by the “SOLD” message flashed on VB(2), and repeated through the email sent by VB(2) to the buyer after the sale).

Responsibility as Bailee - The status of auctioneers as bailee is commonly recognized by the Courts. This is true as it applies to auctioneers acting as bailee for the seller. See Scholman v. Joplin Auto. Auction Co., 439 S.W.2d 215 (1969), finding that where plaintiff delivered his automobile into defendant’s actual or constructive possession to be sold at auction and the automobile was parked on defendant’s lot, the transaction was bailment for sale. It is equally true as it applies to auctioneers acting as bailee for the buyer. See Shelby Mut. Ins. Co. v. Pelic 1988 WL 112366 (1988), finding “(t)he parties stipulated that the Buyer had given Auto Auction permission to deliver the car. The record also contains evidence showing that appellee Seller had given its permission to operate the vehicle. Thus, no matter which dealer owned the car at the time of the accident, Auto Auction had possession as a bailee.”  See also Big D Auto Auction, Inc. v. Hightower  368 S.W.2d 881 (1963); State v. Kuhn, 178 Wis.2d 428, 504 N.W.2d 405 (1993); Tedder v. Blackmon’s Auctions, Inc., 274 Ark. 241, 623 S.W.2d 516 (1981); Zendman v. Harry Winston, Inc., 279 A.D. 28, 107 N.Y.S.2d 618 (1951); and  Tasker v. Ryan 4 A.D. 616 (1896).

The Court in Schmidgall v. Jones Boatyard, Inc. 526 So.2d 1042 (1988), citing 8 AM. JUR. 2D, Bailments § 96 (1980) observed “the law of bailments seems reasonably clear that [the] bailor may sell the subject matter of the bailment and thereby confer on the purchaser an immediate and valid title. Thereupon, the possession of the bailee becomes that of the purchaser, without any formal delivery of the subject of the bailment to him, a mere notice to the bailee of the sale being ordinarily sufficient.... After the bailee receives notice of the sale[,] the relation of bailor and bailee exists between purchaser and bailee, their acts or conduct with reference to the subject matter of the bailment are governed by the same rules of law as between the original parties to the bailment, and the bailee is not thereafter liable as a bailee to the original bailor.’